Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10891

SUPPLEMENT NO. 1 DATED DECEMBER 18, 2018

TO OFFERING CIRCULAR DATED NOVEMBER 2, 2018

REITless Impact Income Strategies LLC

This document supplements, and should be read in conjunction with, the Offering Circular dated November 2, 2018 of REITless Impact Income Strategies LLC (the “Company”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose

•	Updates to the frequency that the Manager may pay broker sales commissions from its annual management fee.

The following information replaces the information in the table under “Management Compensation” in the section titled “Offering Summary” on page 14 of the Offering Circular:

Distribution Sales and Marketing Allowance — Broker Sales Commission	Investors will not pay upfront selling commissions as part of the price per share of our common shares purchased in this offering. The Manager will pay NCPS and certain brokers participating in the offering selling commissions quarterly from their asset management fee equal to an annualized rate of 0.25% of the proceeds from the sale of any shares that the broker executed. A portion of that sales commission will be paid to employees of our affiliates, who are serving as registered representatives of NCPS and to other broker-dealers not affiliated with us for their services in connection with the sale of our common shares.

Actual amounts are dependent upon the offering proceeds we raise. The broker sales commission, assuming the maximum amount of this offering is raised and up to a 0.25% commission is paid on each executed sale, will be $125,000 per annum.

At the Manager’s sole discretion, the manager may pay this commission as a lump sum up-front amount of 0.75% in lieu of a quarterly commission.

These amounts will be paid by the Manager from its annual management fee and will not be directly charged to either the Company or its investors.

The following information replaces the information in the table in the section titled “Management Compensation” on page 73 of the Offering Circular:

Distribution Sales and Marketing Allowance — Broker Sales Commission	Investors will not pay upfront selling commissions as part of the price per share of our common shares purchased in this offering. The Manager will pay NCPS and certain brokers participating in the offering selling commissions quarterly from their asset management fee equal to an annualized rate of 0.25% of the proceeds from the sale of any shares that the broker executed. A portion of that sales commission will be paid to employees of our affiliates, who are serving as registered representatives of NCPS and to other broker-dealers not affiliated with us for their services in connection with the sale of our common shares.

Actual amounts are dependent upon the offering proceeds we raise. The broker sales commission, assuming the maximum amount of this offering is raised and up to a 0.25% commission is paid on each executed sale, will be $125,000 per annum.

At the Manager’s sole discretion, the manager may pay this commission as a lump sum up-front amount of 0.75% in lieu of a quarterly commission.

These amounts will be paid by the Manager from its annual management fee and will not be directly charged to either the Company or its investors.